Exhibit 99

NATIONAL FUEL GAS

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	Twelve Months Ended June 30
	2012	2011
	(Thousands of Dollars)
INCOME
Operating Revenues	$1,599,626	$1,779,205

Operating Expenses
Purchased Gas	437,264	639,382
Operation and Maintenance	402,227	398,093
Property, Franchise and Other Taxes	88,326	81,882
Depreciation, Depletion and Amortization	255,835	219,881

	1,183,652	1,339,238

Operating Income	415,974	439,967
Other Income (Expense):
Gain on Sale of Unconsolidated Subsidiaries	—	50,879
Interest Income	3,327	2,958
Other Income	5,893	6,087
Interest Expense on Long-Term Debt	(78,168)	(77,946)
Other Interest Expense	(3,392)	(5,525)

Income from Continuing Operations Before Income Taxes	343,634	416,420
Income Tax Expense	135,003	162,982

Income from Continuing Operations	208,631	253,438
Income from Discontinued Operations	—	6,009

Net Income Available for Common Stock	$208,631	$259,447

Earnings Per Common Share:
Basic:
Income from Continuing Operations	$2.51	$3.08
Income from Discontinued Operations	—	0.07

Net Income Available for Common Stock	$2.51	$3.15

Diluted:
Income from Continuing Operations	$2.49	$3.04
Income from Discontinued Operations	—	0.07

Net Income Available for Common Stock	$2.49	$3.11

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	82,986,564	82,321,791

Used in Diluted Calculation	83,717,869	83,508,416